Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Establishes A Subsidiary Dedicated to Introducing International Patented Pharmaceuticals and Medical Device Technologies to China and Hainan Free Trade Port Boao Hope City

Yangzhou, October 31, 2023 / PRNewswire / - Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, announced today the establishment of a subsidiary, Hainan Ruiying Technology Co., Ltd. (“Ruiying Technology”), in the Hainan Free Trade Port Boao Hope City (“Hope City”) in Qionghai City, Hainan Province.

With our newly developed company, Ruiying Technology, we intend to leverage the exceptional policy advantages offered by Hope City, with the aim of advancing the Chinese medical landscape by introducing cutting-edge patented pharmaceuticals, medical technologies and civilian household equipment from renowned markets like the United States, Japan, and Israel. The core focus of Ruiying Technology, which will serve as a trading and import-export company, will be in acting as a portal and facilitating the introduction of new medical technology, devices and equipment to the market, including state-of-the-art medical devices including hearing aids, ultrasonic earwax cleaners, and advanced blood glucose meters.

For the Company, the establishment of our subsidiary Ruiying Technology in Hope City holds strategic importance as it enables the Company to spearhead the introduction of advanced global technologies and esteemed brands into the Chinese market. Hope City’s progressive policies allow for the direct use and real-world data research of new drugs or medical devices that have been certified by the U.S. Food and Drug Administration (“U.S. FDA”) or the European Union CE certification, and also enables simultaneous approval applications to the Hainan Provincial Medical Products Administration. We anticipate these policies should significantly shorten the approval time for new drugs or innovative medical devices, providing great convenience for patients. Hope City stands as the sole region within China to enjoy this remarkable privilege, positioning it as an unparalleled hub of medical and healthcare industries in China. As the parent company of Ruiying Technology, many products of the Company have obtained international CE certification, and some of them have also been registered with the U.S. FDA. We anticipate that the development of Ruiying Technology, along with the progressive policies available in Hope City, will expand the scope of MHUA’s product offerings in the future.

Moreover, Ruiying Technology is set to forge a close partnership with the Company’s subsidiary Hainan Guoxie Technology Group Co., Ltd. (“Hainan Guoxie”). While Ruiying Technology will focus on technology introduction, Hainan Guoxie will remain dedicated to the production and distribution of medical products and devices. We believe that this collaborative synergy ensures a seamless fusion of technology importation and localized production, reducing material costs and improving operational efficiency, culminating in MHUA’s provision of exceptional, high-quality medical products tailored to the Chinese market.

Mr. Yongjun Liu, Chairman of MHUA, commented: “We founded Ruiying Technology, a subsidiary of MHUA, to establish a professional medical product and technology import company in Hope City in China. Our goal is for Ruiying Technology to unlock opportunities and catalyze the development of China’s medical industry, and assist in propelling the advancement of domestic medical technology by providing Chinese patients with access to superlative medical services and products. We are committed to the comprehensive medical industrial park project and its construction, underscoring the indomitable spirit with which MHUA intends to leverage Hainan’s unique geographical advantages and harness the distinctive differentiators of Hainan as China’s vanguard free trade port. We believe these strategic endeavors will establish a solid foundation for the Company’s upcoming phase of continued growth and unwavering success.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended, filed with the SEC on August 29, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Janice Wang

Wealth Financial Services LLC

Phone:

+86 13811768599

+1 628 283 9214

Email: services@wealthfsllc.com